ACE*COMM CORPORATION
March 2, 2006
BY FACSIMILE AND EDGAR
Rebecca Toton
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	ACE*COMM Corporation
Registration Statement on Form S-3 (File No. 333-129731)
Dear Ms. Toton:
     Pursuant to Rule 461 under the Securities Act of 1933, ACE*COMM Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement to 5:00 p.m. on March 2, 2006, or as soon as possible thereafter.

Sincerely,
/s/ Steven R. Delmar
Steven R. Delmar
Executive Vice President and Chief Financial Officer